

June 16, 2017

Via E-mail
Deborah Ginsberg
Vice President and Secretary
TPG RE Finance Trust, Inc.
888 Seventh Avenue, 35<sup>th</sup> Floor
New York, NY  10106

> **Re:   TPG RE Finance Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 30, 2017**
> **File No. 333-217446**

Dear Ms. Ginsberg:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 24, 2017 letter.

General

1.    We note your response to comment 2 of our prior letter.  We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.  Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

Prospectus Summary

Loan Pipeline, page 16

2.    Please tell us if any of the loans in your loan pipeline exceed 10% of offering proceeds, or total assets as of December 31, 2016, if greater.  We may have further comment.

Management Agreement, page 21

3.      We note your response to our prior comment 8 and your revised disclosure under this heading related to the collateral management fee which will equal 0.075% per annum of the aggregate par amount of the loans in the CLO.  For clarification, please revise to disclose the aggregate par amount of the loans in the CLO as of a recent date.

Conflicts of Interest, page 24

4.      We note your revised disclosure on pages 24-25 and pages 183-184 in response to our prior comment 11.  We reissue our prior comment in part.  We note that investment opportunities will be allocated among your company and one or more TPG Funds.  Please expand your disclosure to state the number and size of the funds to which you refer.

Core Earnings, page 102

5.      We note your response to our comment 16 and your revised disclosure on page 102.  Please revise to provide a more substantive reason why you believe excluding incentive compensation, a recurring cash operating expense, would make the measure useful to investors.  Reference is made to Item 10(e)(1)(i)(C) of Regulation S-K and Question 100.01 of the C&DIs on Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Financing, page 107

6.      We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement.  Please expand your disclosure to quantify the average quarterly balance of your repurchase agreements for each of the past three years.  In addition, please quantify the period end balance for each of those quarters and the maximum balance at any month-end.  Also disclose the causes and business reasons for the significant variances among these amounts.

Our Manager and Our Management Agreement, page 172

7.      Please include disclosure regarding the executive officers of your Manager or persons who perform policy making functions typically performed by an executive officer.  See Item 401 of Regulation S-K and Rule 405 of Regulation C.

Consolidated Balance Sheets, pages F-4

8.  We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement.  Please tell us how you determined it was not necessary to caption your repurchase agreements as such on the face of the balance sheets.  Please refer to Rule 4-08(m) of Regulation S-X.   Further, please tell us how you determined it was not necessary to separately present the amount of your transferred financial assets on the face of your balance sheets.  Please refer to ASC 860.

(2) Summary of Significant Accounting Policies

Basis of Accounting and Principles of Consolidation, page F-8

9.  We note your response to our comment 28.  Please provide us with a more robust analysis on how you determined that you are the primary beneficiary of the CLO Issuer; specifically, please clarify for us how you determined you have the power to direct the activities of the CLO Issuer.  Within your response, please reference the guidance in ASC 810-10-25 that management relied upon.

(6) Notes Payable, Repurchase Agreements, and Subscription Secured Facility, page F-19

10.  We note your response to our comment 31 that some of your debt meets the definition of a repurchase agreement.  Please tell us how you determined it was unnecessary to disclose the amount at risk under repurchase agreements with each of your significant counterparties.  Please refer to Rule 4-08(m) of Regulation S-X.

11.  For your repurchase agreements, please revise your column captioned 'Principal Balance of Collateral Pledged' to clarify that the assets have been transferred, or advise to tell us how you determined your caption is appropriate.

(2) Summary of Significant Accounting Policies

Portfolio Financing Arrangements, page F-31

12.  We note your response to our comment 27 and the related revised disclosure.  Please further revise your disclosure to clarify when the non-recourse syndication of a senior loan interest to third-party results in the transaction being recorded as a sale of a senior loan interest under U.S. GAAP.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     David Freed
        Vinson & Elkins LLP
        Via E-mail